UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the test of a press release issued on July 27, 2015

Record results for Luxottica Group in the second quarter of 2015

Group’s adjusted3,5 net sales +21.4% breaking the ceiling of Euro 2.5 billion

Adjusted3,5 net income of Euro 314 million (+34%)

•                 Group’s adjusted3,5 net sales +21.4% (+6.6% at constant exchange rates2) to Euro 2.5 billion

–           Wholesale division’s net sales +14.3% (+6.1% at constant exchange rates2) to Euro 1.1 billion

–           Retail division’s adjusted3,5 net sales +27.3% (+7.1% at constant exchange rates2) to Euro 1.4 billion

•                 Adjusted3,5 operating income +31%, adjusted3,5 operating margin up by 160 bps to 20.8%

•                 Record adjusted3,5 net income of Euro 314 million with an adjusted3,5 net margin of 12.6%

•                 Free cash flow3 generation: Euro 261 million

•                 Ongoing investments to support long-term growth

Milan (Italy), July 27, 2015 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the second quarter and the six months ended June 30, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Second quarter of 20151

(Millions of Euro)	2Q 2014	2Q 2015	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	2,060	2,457	+4.9%	+19.3%
Adjusted[3,5]	2,060	2,501	+6.6%	+21.4%

Wholesale division	935	1,068	+6.1%	+14.3%

Retail division	1,125	1,389	+4.0%	+23.4%
Adjusted[3,5]	1,125	1,433	+7.1%	+27.3%

Operating income	396	500		+26.3%
Adjusted[3,5]	396	521		+31.4%

Net income attributable to Luxottica Group stockholders	235	295		+25.3%
Adjusted[3,5]	235	314		+33.6%

Earnings per share	0.49	0.61		+24.2%
Adjusted[3,5]	0.49	0.66		+32.5%

Earnings per share in US$	0.68	0.68		+0.1%
Adjusted[3,5]	0.68	0.72		+6.8%

First half of 20151

(Millions of Euro)	1H 2014	1H 2015	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	3,902	4,667	+5.1%	+19.6%
Adjusted[3,5]	3,902	4,752	+6.9%	+21.8%

Wholesale division	1,739	2,008	+6.9%	+15.4%

Retail division	2,163	2,659	+3.6%	+22.9%
Adjusted[3,5]	2,163	2,745	+6.9%	+26.9%

Operating income	666	859		+28.8%
Adjusted[3,5]	666	879		+31.9%

Net income attributable to Luxottica Group stockholders	393	505		+28.7%
Adjusted[3,5]	393	525		+33.7%

Earnings per share	0.83	1.05		+27.5%
Adjusted[3,5]	0.83	1.10		+32.5%

Earnings per share in US$	1.13	1.18		+3.8%
Adjusted[3,5]	1.13	1.22		+7.9%

In the first half of the year, Luxottica Group continued to grow across markets and brands, posting a 22% increase in sales on an adjusted3,5 basis, with adjusted3,5 operating margin up by 140 bps and adjusted3,5 net income up by 34%. The Group continued to invest in its long-term success, with a focus on emerging markets, strengthening its retail segment and developing new distribution channels.

“We saw record sales and profitability in the second quarter, which was all the more satisfying considering the second quarter of last year was the strongest in 2014.” commented Adil Khan and Massimo Vian, Chief Executive Officers of Luxottica.

“The results were solid in every region, proving the global sustainability of our business model. North America continued the trend we saw in the first quarter with 6% growth on an adjusted3,5 basis at constant exchange rates2, boosted by LensCrafters’ accelerating comparable store sales4. Europe posted a remarkable +9%, notwithstanding the significant results reported in the second quarter of 2014. Emerging markets recorded 22% sales growth, experiencing high demand for our eyewear collections, particularly in China, Southeast Asia, Brazil and Mexico.

We look at the second half of 2015 with confidence. The results of the first seven months of 2015, including July, came in strong and benefited from a good sun season, leading us to confirm our guidance for the full year. We believe the investments we’re making in the Group’s expansion, product and technological innovation and global talent will set us up for future success.”

During the first six months of 2015, Luxottica’s new leadership has been moving forward at a fast pace to set the foundation for long-term profitable growth. The key initiatives that have been introduced include the further integration of Oakley, strengthening the organization in China and the initial implementation of a price harmonization program.

Further integration of Oakley

During the second quarter, management accelerated the further integration of Oakley’s operations into Luxottica to better leverage the Group’s strengths and to increase investments in Oakley products and innovation. This plan is designed to accelerate growth and to unlock the full potential of the brand fueling “the disruptive DNA” which has made Oakley one of the most iconic names in sports.

The integration, which is targeted to be completed by year-end, is expected to generate significant synergies in the range of Euro 100 million once fully deployed. Integration activities are estimated to cost approximately Euro 50 million (including minor reorganization activities across the Group), of which approximately Euro 20 million are reported in the second quarter and approximately Euro 30 million will be reported in the second half of 2015.

Price harmonization program

In light of the current favorable currency environment the Company is deploying a global price harmonization program in order to address price differentials that exist among markets, in particular in Asia when compared to Europe.

Group performance for the second quarter and the first half of 20151

In the second quarter, the Group delivered adjusted3,5 sales growth of 21.4%, or +6.6% at constant exchange rates2 to Euro 2.5 billion, a record level for a single quarter. Both segments contributed to this increase in sales. Performance was in line with first quarter results with sales increasing by 14.3% in the Wholesale segment and, on an adjusted basis3,5, by 27.3% in the Retail segment.

During the first six months of the year, the Group’s adjusted3,5 sales rose by 21.8%, or +6.9% at constant exchange rates2, to Euro 4.8 billion. Net sales increased by 15.4% for the Wholesale division and by 26.9%, on an adjusted basis3,5, for the Retail division.

Group adjusted3,5 operating income soared by 31.4% to Euro 521 million in the second quarter, with an adjusted3,5 operating margin of 20.8%, up by 160 bps from the second quarter of last year. Adjusted3,5 operating margin expanded by 190 bps to 30% for the Wholesale segment and by 140 bps to 17.6% for the Retail segment.

During the first six months of the year, Group adjusted3,5 operating income rose by 31.9% to Euro 879 million, with a 140 bps increase in adjusted3,5 operating margin reaching 18.5%. The adjusted3,5 operating margin grew by 150 bps to 27.7% in the Wholesale segment and by 130 bps to 15.5.% in the Retail segment.

Adjusted3,5 net income for the second quarter of 2015 amounted to Euro 314 million, an increase of 33.6% from the second quarter of last year, resulting in adjusted3,5 EPS (earnings per share) of Euro 0.66 (US$ 0.72 at the exchange rate of €/US$ of 1.1053).

In the first half of 2015, adjusted3,5 net income was Euro 525 million, a 33.7% increase from the first half of last year and resulting in adjusted3,5 EPS (earnings per share) of Euro 1.10 (US$ 1.22 at the exchange rate of €/US$ 1.1158).

Free cash flow3 generation was Euro 261 million (after a tax-related cash payment of Euro 63 million) for the three months ended June 30, 2015. After paying dividends of Euro 690 million during the second quarter, net debt3 as of June 30, 2015 was Euro 1,447 million (Euro 1,005 million as of March 31, 2015), with a net debt/adjusted3,5 EBITDA ratio of 0.8x.

Sales breakdown					2015 vs. 2014
					Current	Constant
(millions of Euro)	2Q 2014%		2Q 2015%		exchange rates	exchange rates(2)

North America adj.(3,5)	1,102	53%	1,425	57%	29.3%	5.7%

Wholesale	227	11%	293	12%	29.0%	5.5%

Retail adj.(3,5)	875	42%	1,132	45%	29.3%	5.8%

Europe	487	24%	531	21%	9.1%	6.5%

Asia-Pacific	269	13%	318	13%	18.2%	6.4%

Latin America	116	6%	131	5%	13.8%	15.3%

Rest of the World	86	4%	95	4%	10.1%	8.4%

Group total adj.(3,5)	2,060	100%	2,501	100%	21.4%	6.6%

Group total rep.	2,060		2,457		19.3%	4.9%

Sales breakdown					2015 vs. 2014
					Current	Constant
(millions of Euro)	1H 2014%		1H 2015%		exchange rates	exchange rates(2)

North America adj.(3,5)	2,119	54%	2,740	58%	29.3%	6.2%

Wholesale	436	11%	568	12%	30.4%	7.6%

Retail adj.(3,5)	1,683	43%	2,172	46%	29.1%	5.9%

Europe	879	23%	956	20%	8.9%	6.4%

Asia-Pacific	520	13%	616	13%	18.4%	6.4%

Latin America	222	6%	262	5%	17.6%	16.0%

Rest of the World	162	4%	178	4%	9.9%	7.7%

Group total adj.(3,5)	3,902	100%	4,752	100%	21.8%	6.9%

Group total rep.	3,902		4,667		19.6%	5.1%

North America

Benefiting from a solid trading environment, North America continued the first quarter trend delivering +29.3% growth in adjusted3,5 sales at current exchange rates (+6% in US$), with strength from both the Wholesale and Retail segments.

The Wholesale division’s strong momentum continued notwithstanding a few weeks during the quarter where sales were negatively impacted following the commencement of the integration project whereby Oakley’s wholesale activities will be integrated into the wholesale activities of the Group.

The Retail division also enjoyed healthy growth, reflecting LensCrafters’ accelerating comparable store sales4 during the second quarter of 2015 which were up by 6.4%.

Europe

Sales in Europe continued to accelerate in the second quarter, up by 9.1% at current exchange rates. Germany, UK, Nordic and Eastern countries, in particular, contributed to the performance of the Wholesale division in Europe. Within the Retail segment, Sunglass Hut enjoyed double-digit comparable store sales4 progression driven by Continental Europe.

Asia-Pacific

The Group continued on its path of solid growth in the Asia-Pacific region, with sales up by 18.2% at current exchange rates, boosted by particularly strong performance in China (+48%) and India (+34%). The performance of the Retail division was mixed in the region, due to the Australian market, where OPSM continued to post negative comparable store sales4 but Sunglass Hut delivered on the strong momentum seen throughout the second quarter of the year.

Latin America

During the second quarter of 2015, the Group continued to deliver consistent growth across Latin America. Sales in the region grew by 13.8% at current exchange rates driven by the Retail division’s strong comparable store sales4, with GMO and Sunglass Hut increasing at double-digit rates throughout the quarter, as well as the contribution from the performance of 48 new stores opened since the second quarter of 2014.

In Brazil, the primary market in the region, both the Wholesale and Retail segments confirmed the strength of Luxottica’s competitive position by continuing to grow at a double-digit pace at constant exchange rates2,6.

The Group continued the Wholesale division’s expansion strategy in the region with the opening of new subsidiaries in Bogota, Colombia and in Chile’s capital city of Santiago de Chile during the second quarter of 2015.

§

Results for the second quarter and first half of 2015 will be discussed today during a conference call with the financial community starting at 7:00pm CEST (6:00PM GMT, 1:00PM US EDT). The call will be available via live webcast and can be accessed at www.luxottica.com

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Notes on the press release

1 All comparisons, including percentage changes, are between the three-month and six-month periods ended June 30, 2014 and June 30, 2015, respectively.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net sales, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IFRS.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the three-month and six-month periods ended June 30, 2015 (i) do not take into account  a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement, resulting in a reduction to net sales on a reported basis of approximately Euro 44 million in the second quarter and approximately Euro 86 million in the first half and (ii) exclude the costs relating to the Oakley integration project (including minor reorganization activities across the Group) which had a Euro 20.4 million impact on Group operating income and a Euro 19.6 million impact on Group net income in the second quarter.

6 At current exchange rates sales in Brazil increased by 7.3% in the second quarter of 2015.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

– APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2015 AND JUNE 30, 2014

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	2014	% Change

NET SALES	2,456,861	2,059,979	19.3%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	294,728	235,214	25.3%

BASIC EARNINGS PER SHARE (ADS)(2):	0.61	0.49	24.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2015	2014	% Change

NET SALES	2,715,569	2,824,437	-3.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	325,763	322,502	1.0%

BASIC EARNINGS PER SHARE (ADS) (2):	0.68	0.68	0.1%

Notes:	2015	2014

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(2) Weighted average number of outstanding shares	479,304,304	475,221,228

(3) Average exchange rate (in U.S. Dollars per Euro)	1.1053	1.3711

Luxottica Group 2Q15, Table 1 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND JUNE 30, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	2014	% Change

NET SALES	4,666,712	3,902,313	19.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	505,113	392,541	28.7%

BASIC EARNINGS PER SHARE (ADS) (2)	1.05	0.83	27.5%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2015	2014	% Change

NET SALES	5,207,117	5,347,339	-2.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	563,605	537,899	4.8%

BASIC EARNINGS PER SHARE (ADS) (2)	1.18	1.13	3.8%

Notes:	2015	2014

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(2) Weighted average number of outstanding shares	478,819,264	474,464,497

(3) Average exchange rate (in U.S. Dollars per Euro)	1.1158	1.3703

Luxottica Group 2Q15, Table 2 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2015 AND JUNE 30, 2014

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO(1)

	2015	% of sales	2014	% of sales	% Change

NET SALES	2,456,861	100.0%	2,059,979	100.0%	19.3%
COST OF SALES	(748,208)		(685,672)
GROSS PROFIT	1,708,653	69.5%	1,374,307	66.7%	24.3%
OPERATING EXPENSES:
SELLING EXPENSES	(713,264)		(572,435)
ROYALTIES	(45,651)		(39,626)
ADVERTISING EXPENSES	(170,037)		(140,290)
GENERAL AND ADMINISTRATIVE EXPENSES	(279,490)		(225,823)
TOTAL	(1,208,442)		(978,175)
OPERATING INCOME	500,211	20.4%	396,132	19.2%	26.3%
OTHER INCOME (EXPENSE):
INTEREST INCOME	2,385		3,009
INTEREST EXPENSES	(28,607)		(27,289)
OTHER - NET	(731)		(1,698)
OTHER INCOME (EXPENSES)-NET	(26,954)		(25,978)
INCOME BEFORE PROVISION FOR INCOME TAXES	473,258	19.3%	370,154	18.0%	27.9%
PROVISION FOR INCOME TAXES	(178,504)		(133,285)

NET INCOME	294,754		236,869
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	294,728	12.0%	235,214	11.4%	25.3%
- NON-CONTROLLING INTERESTS	26	0.0%	1,655	0.1%
NET INCOME	294,754	12.0%	236,869	11.5%	24.4%

BASIC EARNINGS PER SHARE (ADS):	0.61		0.49

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.61		0.49

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	479,304,304		475,221,228

FULLY DILUTED AVERAGE NUMBER OF SHARES	481,121,637		478,436,606

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 2Q15, Table 3 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND JUNE 30, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	% of sales	2014	% of sales	% Change

NET SALES	4,666,712	100.0%	3,902,313	100.0%	19.6%
COST OF SALES	(1,476,094)		(1,349,814)
GROSS PROFIT	3,190,617	68.4%	2,552,499	65.4%	25.0%
OPERATING EXPENSES:
SELLING EXPENSES	(1,397,199)		(1,120,103)
ROYALTIES	(89,565)		(75,629)
ADVERTISING EXPENSES	(305,974)		(248,794)
GENERAL AND ADMINISTRATIVE EXPENSES	(539,350)		(441,627)
TOTAL	(2,332,088)		(1,886,153)
OPERATING INCOME	858,529	18.4%	666,346	17.1%	28.8%
OTHER INCOME (EXPENSE):
INTEREST INCOME	5,384		5,840
INTEREST EXPENSES	(58,696)		(53,318)
OTHER - NET	710		(353)
OTHER INCOME (EXPENSES)-NET	(52,602)		(47,832)
INCOME BEFORE PROVISION FOR
INCOME TAXES	805,927	17.3%	618,514	15.8%	30.3%
PROVISION FOR INCOME TAXES	(299,156)		(222,667)

NET INCOME	506,770	10.9%	395,847	10.1%	28.0%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	505,113	10.8%	392,541	10.1%	28.7%
- NON-CONTROLLING INTERESTS	1,658	0.0%	3,306	0.1%
NET INCOME	506,770	10.9%	395,847	10.1%	28.0%

BASIC EARNINGS PER SHARE (ADS):	1.05		0.83

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.05		0.82

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	478,819,264		474,464,497

FULLY DILUTED AVERAGE NUMBER OF SHARES	480,763,466		477,917,675

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 2Q15, Table 4 of 6

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	JUNE 30, 2015	DECEMBER 31, 2014

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,042,596	1,453,587
ACCOUNTS RECEIVABLE - NET	1,077,073	754,306
INVENTORIES - NET	812,792	728,404
OTHER ASSETS	210,321	231,397
TOTAL CURRENT ASSETS	3,142,782	3,167,695

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,383,697	1,317,617
GOODWILL	3,543,975	3,351,263
INTANGIBLE ASSETS - NET	1,446,548	1,384,501
INVESTMENTS	62,571	61,176
OTHER ASSETS	116,670	123,848
DEFERRED TAX ASSETS	199,723	188,199
TOTAL NON-CURRENT ASSETS	6,753,183	6,426,603

TOTAL	9,895,965	9,594,297

CURRENT LIABILITIES:
BANK OVERDRAFTS	128,672	151,303
CURRENT PORTION OF LONG-TERM DEBT	660,120	626,788
ACCOUNTS PAYABLE	833,060	744,272
INCOME TAXES PAYABLE	122,989	42,603
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	136,639	187,719
OTHER LIABILITIES	646,314	636,055
TOTAL CURRENT LIABILITIES	2,527,793	2,388,740

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,700,756	1,688,415
EMPLOYEE BENEFITS	97,690	138,475
DEFERRED TAX LIABILITIES	282,972	266,896
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	95,950	99,223
OTHER LIABILITIES	90,607	83,770
TOTAL NON-CURRENT LIABILITIES	2,267,975	2,276,778

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	5,096,426	4,921,479
NON-CONTROLLING INTERESTS	3,771	7,300
TOTAL STOCKHOLDERS’ EQUITY	5,100,197	4,928,779

TOTAL	9,895,965	9,594,297

Luxottica Group 2Q15, Table 5 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND JUNE 30, 2014

- SEGMENTAL INFORMATION -

In accordance with IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2015

Net Sales	2,007,928	2,658,784		4,666,712
Operating Income	539,308	424,127	(104,906)	858,529
% of Sales	26.9%	16.0%		18.4%
Capital Expenditures	83,920	132,965		216,886
Depreciation and Amortization	80,130	112,410	43,174	235,715

2014

Net Sales	1,739,399	2,162,913		3,902,313
Operating Income	456,264	306,842	(96,760)	666,346
% of Sales	26.2%	14.2%		17.1%
Capital Expenditures	68,490	105,428		173,919
Depreciation and Amortization	57,313	85,716	38,653	181,681

Luxottica Group 2Q15, Table 6 of 6

Non-IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, the foregoing measures have been adjusted to include sales of the EyeMed division in 2015. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the contract for the six month period ended June 30 2015 was Euro 85.8 million (the “Eyemed Adjustment”).

In addition, management has made adjustments to fiscal year 2014 measures as described in the footnotes to the tables that contain such fiscal year 2014 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.  Rather, these non/IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group	6M15						6M14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	4,666.7	(1,476.1)	1,094.2	858.5	505.1	1.05	3,902.3	848.0	666.3	392.5	0.83

> EyeMed Adjustment	85.8	(85.8)

> Oakley’s integration costs and other minor projects			20.4	20.4	19.6	0.04

Adjusted	4,752.5	(1,561.9)	1,114.6	878.9	524.7	1.10	3,902.3	848.0	666.3	392.5	0.83

Wholesale Division	6M15						6M14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,007.9	(748.3)	619.4	539.3	n.a.	n.a.	1,739.4	513.6	456.3	n.a.	n.a.

> Oakley’s integration costs and other minor projects			16.7	16.7

Adjusted	2,007.9	(748.3)	636.1	556.0	n.a.	n.a.	1,739.4	513.6	456.3	n.a.	n.a.

Retail Division	6M15						6M14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,658.8	(727.8)	536.5	424.1	n.a.	n.a.	2,162.9	392.6	306.8	n.a.	n.a.

> EyeMed Adjustment	85.8	(85.8)

Adjusted	2,744.5	(813.5)	536.5	424.1	n.a.	n.a.	2,162.9	392.6	306.8	n.a.	n.a.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group	2Q15						2Q14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,456.9	(748.2)	624.3	500.2	294.7	0.61	2,060.0	488.2	396.1	235.2	0.49

> EyeMed Adjustment	43.7	(43.7)

> Oakley’s integration costs and other minor projects			20.4	20.4	19.6	0.04

Adjusted	2,500.6	(792.0)	644.7	520.6	314.3	0.66	2,060.0	488.2	396.1	235.2	0.49

Wholesale Division	2Q15						2Q14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,068.1	(379.7)	348.3	303.8	n.a.	n.a.	934.8	291.8	262.3	n.a.	n.a.

> Oakley’s integration costs and other minor projects			16.7	16.7

Adjusted	1,068.1	(379.7)	365.0	320.5	n.a.	n.a.	934.8	291.8	262.3	n.a.	n.a.

Retail Division	2Q15						2Q14

	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,388.8	(368.5)	309.9	252.5	n.a.	n.a.	1,125.2	225.6	182.4	n.a.	n.a.

> EyeMed Adjustment	43.7	(43.7)

Adjusted	1,432.5	(412.2)	309.9	252.5	n.a.	n.a.	1,125.2	225.6	182.4	n.a.	n.a.

Non-IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include them in this presentation in order to:

*    improve transparency for investors;

*    assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*    assist investors in their assessment of the Company’s cost of debt;

*    ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*    properly define the metrics used and confirm their calculation; and

*    share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

*    EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

*    EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

*    EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*    EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*    EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

*    EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q 2014	2Q 2015	6M 2014	6M 2015	FY 2014	LTM June 30, 2015

Net income/(loss)	235.2	294.7	392.5	505.1	642.6	755.2
(+)

Net income attributable to non-controlling interest	1.7	0.0	3.3	1.7	3.4	1.8
(+)

Provision for income taxes	133.3	178.5	222.7	299.2	414.1	490.6
(+)

Other (income)/expense	26.0	27.0	47.8	52.6	97.5	102.3
(+)

Depreciation and amortization	92.0	124.1	181.7	235.7	384.0	438.0
(+)

EBITDA	488.2	624.3	848.0	1,094.2	1,541.6	1,787.8
(=)

Net sales	2,060.0	2,456.9	3,902.3	4,666.7	7,652.3	8,416.7
(/)

EBITDA margin	23.7%	25.4%	21.7%	23.4%	20.1%	21.2%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	2Q 2014	2Q 2015 (1,4)	6M 2014	6M 2015 (1,4)	FY 2014 (1, 2, 3)	LTM June 30, 2015 (1,2,3,4)

Adjusted net income/(loss)	235.2	314.3	392.5	524.7	687.4	819.6
(+)

Net income attributable to non-controlling interest	1.7	0.0	3.3	1.7	3.4	1.8
(+)

Adjusted provision for income taxes	133.3	179.3	222.7	300.0	389.2	466.5
(+)

Other (income)/expense	26.0	27.0	47.8	52.6	97.5	102.3
(+)

Depreciation and amortization	92.0	124.1	181.7	235.7	384.0	438.0
(+)

Adjusted EBITDA	488.2	644.7	848.0	1,114.6	1,561.6	1,828.2
(=)

Net sales	2,060.0	2,500.6	3,902.3	4,752.5	7,698.9	8,549.1
(/)

Adjusted EBITDA margin	23.7%	25.8%	21.7%	23.5%	20.3%	21.4%
(=)

The adjusted figures :

1 Include the EyeMed Adjustment. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the contract was Euro 43.7 million and Euro 85.8 million for the three-month and six-month periods ended June 30, 2015. The impact was Euro 23.9 million for the three-month period ended December 31,2014 and Euro 46.6 million for the full year of 2014.

2 Exclude costs for the tax audit relating to Luxottica S.r.l. (2008-2011 tax years) of approximately Euro 30 million in 2014.

3 Excude non-recurring costs related to the termination of the former Group CEOs with a Euro 20 million impact on operating income and a Euro 14.5 million adjustment to net income in 2014.

4 Exclude the costs related to the integration of Oakley and other minor projects with an impact on operating income of Euro 20.4 million and an impact on net income of Euro 19.6 million.

Non-IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include them in this presentation in order to:

*      improve transparency for investors;

*      assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*      assist investors in their assessment of the Company’s cost of debt;

*      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*      properly define the metrics used and confirm their calculation; and

*      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.

Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

*   EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

*   EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

*   EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*   EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*   EBITDA does not reflect changes in, or cash requirements for, working capital needs;

*   EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

*   The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

Non-IFRS Measure: Net debt and Net debt/EBITDA

Millions of Euro

	June. 30, 2015	Dec. 31, 2014

Long-term debt (+)	1,700.8	1,688.4

Current portion of long-term debt (+)	660.1	626.8

Bank overdrafts (+)	128.7	151.3

Cash (-)	(1,042.6)	(1,453.6)

Net debt (=)	1,447.0	1,012.9

EBITDA (LTM and FY 2014)	1,787.8	1,541.6

Net debt/EBITDA	0.8x	0.7x

Net debt @ avg. exchange rates (1)	1,422.7	984.3

Net debt @ avg. exchange rates (1)/EBITDA	0.8x	0.6x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

Millions of Euro

	June 30, 2015 2(b)	Dec. 31, 2014 2(a)

Long-term debt (+)	1,700.8	1,688.4

Current portion of long-term debt (+)	660.1	626.8

Bank overdrafts (+)	128.7	151.3

Cash (-)	(1,042.6)	(1,453.6)

Net debt (=)	1,447.0	1,012.9

Adjusted EBITDA (LTM and FY 2014)	1,828.2	1,561.6

Net debt/LTM Adjusted EBITDA	0.8x	0.6x

Net debt @ avg. exchange rates (1)	1,422.7	984.3

Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	0.8x	0.6x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

2. Adjusted figures exclude

(a) the non-recurring expenses related to the departure of the former Group CEOs with an approximately Euro 20 million impact on operating income and Euro 14.5 million impact on net income; and

(b) costs related to the integration of Oakley and other minor projects with an impact of Euro 20.4 million on operating income and Euro 19.6 million impact on net income.

Non-IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA – see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include it in this presentation in order to:

* Improve transparency for investors;

* Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

* Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

* Properly define the metrics used and confirm their calculation; and

* Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure.

Non-IFRS Measure: Free cash flow

Millions of Euro

6M 2015
Adjusted EBITDA (1)	1,115
Δ working capital	(262)
Capex	(217)

Operating cash flow	635
Financial charges (2)	(53)
Taxes	(282)
Extraordinary charges (3)	(1)

Free cash flow	299

1. Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Non-IFRS Measure: Free cash flow

Millions of Euro

2Q 2015
Adjusted EBITDA (1)	645
Δ working capital	3
Capex	(123)

Operating cash flow	525
Financial charges (2)	(26)
Taxes	(236)
Extraordinary charges (3)	(2)

Free cash flow	261

1. Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Six months ended	Twelve months ended	Three months ended	Six months ended
	June 30, 2015	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2014
Average exchange rates
per € 1

US$	1.10527	1.11579	1.32850	1.37107	1.37035

AUD	1.42080	1.42608	1.47188	1.46989	1.49890

GBP	0.72111	0.73233	0.80612	0.81471	0.82134

CNY	6.85718	6.94081	8.18575	8.54380	8.44997

JPY	134.28919	134.20424	140.30612	140.00145	140.40280

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: July 28, 2015		STEFANO GRASSI
CHIEF FINANCIAL OFFICER